                                               U.S. SECURITIES AND EXCHANGE COMMISSION
                                                       Washington, D.C. 20549

                                                               FORM 4

                                            STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

                               Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
                                   Section 17(a) of the Public Utility Holding Company Act of 1935
                                       or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person*    2. Issuer Name and Ticker or Trading Symbol       6. Relationship of Reporting Person
   Kelly           Brian           G.          Activision, Inc. (ATVI)                           to Issuer (Check all applicable)
__________________________________________  _____________________________________________     _X_ Director      ___ 10% Owner
                                                                                              _X_ Officer (give ___ Other (specify
  (Last)          (First)         (Middle)  3. IRS or Social Security   4. Statement for          title below)      below)
   c/o Activision, Inc.                        Number of Reporting         Month/Year
   3100 Ocean Park Boulevard                   Person (Voluntary)          October 2001           Co-Chairman
__________________________________________                          ______________________________________________________________
                 (Street)
                                                                    5. If Amendment, Date of  7. Individual or Joint/Group Filing
   Santa Monica   California       90405                               Original (Month/Year)     (Check applicable line)
__________________________________________                                                    _X_ Form Filed by One Reporting Person
  (City)          (State)          (Zip)                                                      ___ Form Filed by More Than One
                                                                                                  Reporting Person

                                            Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

                                                                                     5. Amount of
                                          3. Trans-    4.  Securities Acquired (A)      Securities
                              2. Trans-      action        or Disposed of (D)           Beneficially  6. Ownership
                                 action      Code          (Instr. 3, 4 and 5)          Owned at         Form:         7. Nature of
                                 Date        (Instr.   ---------------------------      End of           Direct(D)        Indirect
                                (Month/        8)                  (A)                  Month               or            Beneficial
1.  Title of Security            Day/        -----      Amount      or     Price        (Instr.          Indirect(I)      Ownership
    (Instr.3)                    Year)        Code                 (D)                  3 and 4)         (Instr. 4)      (Instr. 4)
----------------------------- ---------      ------    --------    ---    --------   ------------     -------------    ------------

Common Stock, par value
     $.000001 per share          10/24/01      M         50,000     A      $6.125
Common Stock, par value
     $.000001 per share          10/24/01      S         50,000     D      $38.19
Common Stock, par value
     $.000001 per share          10/25/01      M         42,500     A      $6.125
Common Stock, par value
     $.000001 per share          10/25/01      S         42,500     D      $38.94
Common Stock, par value
     $.000001 per share          10/26/01      M          7,500     A      $6.125
Common Stock, par value
     $.000001 per share          10/26/01      S          7,500     D      $39.44        186,091             D
                                                                                          25,773             I                (1)

* If the form is filed by more than one Reporting Person, see Instruction 4(b)(v).
Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.

                                                             (Print or Type Responses)                                      Page 1

                   Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                   (e.g., puts, calls, warrants, options, convertible securities)

                                       2. Conver-                              5. Number of Deriv-        6. Date Exercisable
                                          sion or    3. Trans-   4. Trans-        ative Securities           and Expiration Date
                                          Exercise      action      action        Acquired (A) or            (Month/Day/Year)
                                          Price of      Date        Code          Disposed of (D)         -----------------------
                                          Deriv-        (Month/    (Instr. 8)     (Instr. 3, 4, and 5)    Date
1. Title of Derivative Security           ative         Day/     -----   ----  -----------------------    Exercis-     Expiration
   (Instr. 3)                             Security      Year)     Code     V        (A)         (D)       able         Date
----------------------------------     -----------   ----------  ------------  ----------- -----------    ----------   ----------
Employee Stock Options                    $20.875      4/4/01      A       V      116,718                   5/3/01       4/4/11
Employee Stock Options                    $20.875      4/4/01      A       V       29,180                  10/1/01(2)    4/4/11
Employee Stock Options                    $25.00      10/1/01      A       V       29,700                  10/1/01      10/1/11
Employee Stock Options                    $ 6.125     10/24/01     M                          50,000        5/22/00(3)   5/22/10
Employee Stock Options                    $ 6.125     10/25/01     M                          42,500        5/22/00(3)   5/22/10
Employee Stock Options                    $ 6.125     10/26/01     M                           7,500        5/22/00(3)   5/22/10

                                                                          9. Number of    10. Ownership
                                                                             Derivative       Form of
                                                                             Securities       Derivative
                        7. Title and Amount of Underlying                    Benefi-          Security:
                           Securities (Instr. 3 and 4)                       cially           Direct       11. Nature of
                        ---------------------------------  8. Price of       Owned            (D) or           Indirect
                                                Amount or     Derivative     at End           Indirect         Beneficial
1. Title of Derivative          Title           Number of     Security       of Month         (I)              Ownership
   Security (Instr. 3)                          Shares        (Instr. 5)     (Instr. 4)       (Instr. 4)       (Instr. 4)
----------------------  --------------------    ---------  -------------  -------------   --------------   --------------
Employee Stock Options      Common Stock         116,718      $20.875
Employee Stock Options      Common Stock          29,180      $20.875
Employee Stock Options      Common Stock          29,700      $25.00
Employee Stock Options      Common Stock          50,000      $ 6.125
Employee Stock Options      Common Stock          42,500      $ 6.125
Employee Stock Options      Common Stock           7,500      $ 6.125       2,774,084             D

Explanation of Responses:

(1) Includes 7,032 shares of Common Stock transferred by the reporting person to an irrevocable trust for the benefit of reporting person's minor children. The reporting person does not exercise or share investment control over such shares.  The reporting person disclaims beneficial ownership of such shares, and this report shall not be deemed an admission that the reporting person is the beneficial owner of such shares for purposes of Section 16 or for any other purpose. Also includes 18,741 shares held by Delmonte Investments LLC, of which the reporting person is a member.

(2)  The options vest in four equal installments of 7,295 shares on each of 10/1/01, 4/1/02, 10/1/02 and 4/1/03.

(3)  The options vested as to 250,000 shares of 5/22/00 and vest as to the remaining 750,000 shares in 36 equal monthly installments beginning on 6/22/00.

                                                                                         /s/ Brian G. Kelly                  11/9/01
     **Intentional misstatements or omissions of facts constitute Federal Criminal      ---------------------------------   ------
       Violations. See18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                              **Signature of Reporting Person      Date

Note:  File three copies of this Form, one of which must be manually signed.
       If space provided is insufficient, see Instruction 6 for procedure.

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